UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the fiscal year ended December 31, 2014.
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the transition period from ______ to _________.

Commission File No. 1-9183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208

REQUIRED INFORMATION

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.
The Harley-Davidson Financial Services, Inc. 401(k) Profit Sharing Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto are copies of the most recent financial statements and schedule of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Date: June 29, 2015	By:	/s/ Ryan Green

Ryan Green
Administrative Committee Member

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Financial Statements and Supplemental Schedule
December 31, 2014 and 2013, and Year Ended December 31, 2014
Contents
Report of Independent Registered Public Accounting Firm 1
Financial Statements
Statements of Net Assets Available for Benefits 2

Statement of Changes in Net Assets Available for Benefits 3

Notes to Financial Statements 4
Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) 16

Report of Independent Registered Public Accounting Firm
The Harley-Davidson Retirement Plans Committee
Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
We have audited the accompanying statements of net assets available for benefits of Harley-Davidson Financial Services, Inc. 401(k) Profit Sharing Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Harley-Davidson Financial Services, Inc. 401(k) Profit Sharing Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of Harley-Davidson Financial Services, Inc. 401(k) Profit Sharing Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
Chicago, Illinois
June 29, 2015

1

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets:
Investments, at fair value	$49,574,622	$45,983,840
Investment in Harley-Davidson Retirement Savings Plan Master Trust	382,115	292,884

Receivables:
Participant contributions	86,001	161,313
Company contributions	286,704	221,542
Notes receivable from participants	918,171	766,489
Total receivables	1,290,876	1,149,344
Net assets available for benefits	$51,247,613	$47,426,068

See accompanying notes.

2

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

Additions:
Participants’ contributions	$2,860,093
Company contributions	1,648,744
Rollovers	518,506
Investment income of Harley-Davidson Retirement Savings Plan Master Trust	3,657
Interest and dividends	3,106,138
Interest income on notes receivable from participants	49,435
Total additions	8,186,573

Deductions:
Participant distributions	3,835,681
Total deductions	3,835,681

Net depreciation in fair value of investments:
Mutual funds	(463,793)
Brokerage accounts:
Mutual Funds	(3,898)
Common Stock	(61,656)

Net increase	3,821,545
Net assets available for benefits at beginning of year	47,426,068
Net assets available for benefits at end of year	$51,247,613

See accompanying notes.

3

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2014

1. Description of the Plan
The following brief description of the Harley-Davidson Financial Services, Inc. 401(k) Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan for eligible employees of Harley-Davidson Financial Services, Inc. (the Company) and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Employees are eligible to participate in the Plan after completing three months of service with the Company and must be at least 18 years of age.
Contributions
Subject to certain limitations, participants may contribute up to 25% of their compensation on a pretax basis through payroll deductions. Participants may also contribute amounts representing distributions from other qualified plans. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. The Company may make discretionary matching contributions determined annually based on the participant’s pretax contributions. During 2014 and 2013, each participant’s contribution was matched by the Company at a rate of 100% up to $1,500 and an additional matching contribution of $0.50 on every dollar thereafter. Company-matching contributions are made quarterly, and participants must be employed on the last day of the quarter to be eligible for such contributions. The Company may also make an annual discretionary profit-sharing contribution. No such contribution was made for the year ended December 31, 2014. All contributions are subject to the limitations of the Internal Revenue Code (the Code).
Participants direct their elective contributions into various investment options offered by the Plan, which includes a self-directed brokerage account feature, and can change their investment option on a daily basis. In 2011, Harley-Davidson, Inc. common stock was added as an investment option. The Company’s contributions are allocated in the same manner as that of the participant’s elective contributions.
Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Company contributions are 100% vested after three years of service or if employment terminates due to death, disability or retirement on or after age 65.

4

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements (continued)

1. Description of the Plan (continued)
Loans to Participants
A participant may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Loan terms range from 1 to 60 months or up to 10 years for the purchase of a primary residence. Loans are secured by participants’ account balances, are supported by promissory notes payable to the Plan, and bear interest at a fixed rate equal to the prime rate upon the inception of the loan plus 2%. At December 31, 2014, interest rates on participants’ loans ranged from 4.25% to 10.25%. Payments on participants’ loans are made through payroll deductions.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and the Plan’s earnings. Allocations of the Plan’s earnings are based on individual participant fund performance earnings. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. Unallocated forfeitures balances as of December 31, 2014 were approximately $10,000 and were used to reduce the Company's fourth quarter 2014 contributions, which were paid in 2015.
Benefit Payments
In the event a participant’s employment ceases due to death, disability, or retirement on or after age 65, the participant (or the beneficiaries) will be entitled to receive an amount equal to the full value of the participant’s account in a lump-sum payment. In the event a participant’s employment ceases due to termination, the participant will be entitled to receive an amount equal to the value of the vested interest in the participant’s account in a lump-sum payment. In addition, hardship withdrawals are permitted if certain criteria are met.
Plan Termination
Although it has not expressed any intent to do so, the Company reserves the right to amend, suspend, or terminate the Plan at any time and to discontinue or modify its contributions at any time subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.
Administrative Expenses
Most administrative expenses of the Plan are paid by the Company.

5

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).
Benefit Payments
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., exit price). See Note 5 for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.
Notes Receivable From Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments, the plan administrator will deem the participant loan to be a distribution in accordance with applicable legal requirements, and the participant’s account balance will be reduced at the earliest permitted date as outlined in the Plan document.
New Accounting Pronouncement
In May of 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), ("ASU 2015-07"). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset

6

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)
value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. The Company has elected to adopt ASU 2015-07 early, and the Company's disclosures in Note 5 are presented accordingly.
3. Investments
The following investments represent 5% or more of the Plan’s assets as of December 31:

	2014	2013

Morgan Stanley Mid Cap Growth IS	$9,297,703	$—
Morgan Stanley Mid Cap Growth I	—	8,692,888
Fidelity Contrafund K	8,125,753	7,828,497
Spartan 500 Index INST	6,756,996	6,139,839
MFS Massachusetts Investors Trust R5	5,051,700	—
MFS Massachusetts Investors Trust R4	—	4,640,109
Fidelity Money Market Trust Retirement Money Market Portfolio	—	3,677,135
American Funds Europacific Growth R6	3,530,265	3,602,832
PIMCO Total Return Inst Fund	3,448,168	3,619,624
Fidelity Institutional Money Market	3,394,715	—

4. Master Trust
The Plan participates in the Harley-Davidson Retirement Savings Plan Master Trust (the “Master Trust”). The purpose of the Master Trust is the collective investment of assets of the participating plans. Except for the Plan, all participating plans in the Master Trust are sponsored by Harley-Davidson Motor Company Group, LLC (the affiliated plans). Each participating plan’s interest in the Master Trust is based on account balances of the participants and their elected investment options. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective

7

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements (continued)

4. Master Trust (continued)
investment of the assets of the Master Trust. This Plan's only investment within the Master Trust is included within the Harley-Davidson, Inc. Common Stock Fund.
Investment income and administrative expenses related to the Master Trust are allocated to the individual participating plans daily based on each participant’s account balance within each investment fund option.
A summary of the Master Trust’s net assets as of December 31, 2014 and 2013 is as follows:

	2014	2013
Investments at fair value:
Mutual Funds:
U.S. equity funds	$257,499,615	$246,691,118
International equities	56,141,899	60,790,168
Fixed income	42,246,877	46,150,250
Balanced funds	—	185,370,266
Common collective trust funds:
U.S. equity funds	11,026,433	—
International equities	2,145,106	—
Fixed income	5,798,750	—
Balanced funds	202,653,358	—
Brokerage accounts	18,169,826	14,673,805
Money market fund:
Fidelity Institutional Money Market Portfolio	59,847,221	—
Fidelity Retirement Money Market Portfolio	—	71,329,108
Harley-Davidson, Inc. Common Stock Fund	181,829,925	198,195,049
Net assets of the Master Trust	$837,359,010	$823,199,764

Investment income has been allocated among each participating plan based on the respective participants’ interest, adjusted for other income and losses. Investment income generated by the investments of the Master Trust for the year ended December 31, 2014 is as follows:

8

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements (continued)

4. Master Trust (continued)

2014
Interest and dividend income	$37,710,643
Net (depreciation) appreciation in fair value of mutual funds	(15,515,046)
Net appreciation in fair value of common collective trust funds	8,817,866
Net (depreciation) appreciation in fair value of brokerage accounts	(216,306)
Net (depreciation) appreciation in fair value of Harley-Davidson, Inc. common stock	(8,554,617)
Total Investment income of the Master Trust	$22,242,540

The Plan’s percentage interest in the Master Trust as of December 31, 2014 and 2013 was .05% and .04%, respectively.
The net assets of the Harley-Davidson, Inc. Common Stock Fund consist of the following as of December 31, 2014 and 2013:

	2014	2013

Harley-Davidson, Inc. common stock	$180,223,249	$196,535,178
Money market fund	902,564	1,739,336
Other receivable (payable)	704,112	(79,465)
Net assets of the Harley-Davidson, Inc. Common Stock Fund	$181,829,925	$198,195,049

5. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

9

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.
Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.
Mutual Funds: Valued at quoted market prices, which represent the net asset value (NAV) of shares held at year end.
Money Market Fund: Valued at cost, which approximates the fair value of the NAV of shares held at year-end.
Common Stock: Valued at quoted market prices of shares held at year end.
Common collective trust funds: Valued at the NAV of units of a bank collective trust. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions (purchased and sales) may occur daily. Were the plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. The redemption periods for the funds in the collective trusts range from 5 to 30 days.
Harley-Davidson Inc. Common Stock Fund: The fund is tracked on a unitized basis. The fund consists of Harley-Davidson, Inc. common stock and funds held in a money market fund sufficient to meet the fund’s daily cash needs and other miscellaneous assets and liabilities. Unitizing the fund allows for daily trades. The fair value of a unit is based on the combined fair value of Harley-Davidson, Inc. common stock (closing price in an active market on which the securities are traded),

10

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)
the NAV of the money market fund, and other miscellaneous assets and liabilities held by the fund at year-end.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets excluding its interest in the Master Trust, carried at fair value:

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. equity funds	$31,026,966	$ –	$ –	$31,026,966
International equity	3,951,688	–	–	3,951,688
Fixed income	7,008,650	–	–	7,008,650
Brokerage accounts:
Cash	2,242	–	–	2,242
U.S. common stock	233,676	–	–	233,676
Mutual funds:
U.S. equity	198,289	–	–	198,289
Balanced funds	45,586			45,586
International equity	10,558	–	–	10,558
Fixed income	137,387	–	–	137,387
Total assets at fair value	$42,615,042	$ –	$ –	$42,615,042
Investments measured at net asset value as practical expedient:
Common collective trust funds
U.S. equity funds				338,704
International equity				103,246
Fixed income				211,182
Balanced funds				6,306,448
Total assets at fair value				$49,574,622

11

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. equity funds	$29,025,976	$ –	$ –	$29,025,976
International equity	3,997,479	–	–	3,997,479
Fixed income	7,596,975	–	–	7,596,975
Balanced funds	4,788,314	–	–	4,788,314
Brokerage accounts:
Cash	24,534	–	–	24,534
U.S. common stock	409,439	–	–	409,439
Mutual funds:
U.S. equity	30,819	–	–	30,819
International equity	13,455	–	–	13,455
Fixed income	96,849	–	–	96,849
Total assets at fair value	$45,983,840	$ –	$ –	$45,983,840

12

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Master Trust's assets at fair value as of December 31, 2014 and 2013:

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. equity funds	$257,499,615	$ –	$ –	$257,499,615
International equity	56,141,899	–	–	56,141,899
Fixed income	42,246,877	–	–	42,246,877
Brokerage accounts:
Common stock:
Domestic	8,507,353	–	–	8,507,353
International	1,343,812	–	–	1,343,812
Mutual funds:
Large cap equity	2,407,279	–	–	2,407,279
International equity	732,790	–	–	732,790
Fixed income	1,245,473	–	–	1,245,473
Cash	3,933,119	–	–	3,933,119
Money market fund	59,847,221	–	–	59,847,221
Harley-Davidson Inc. Common Stock Fund	181,829,925	–	–	181,829,925
Total assets at fair value	$615,735,363	$ –	$ –	$615,735,363
Investments measured at net asset value as a practical expedient:
Common collective trust funds
U.S. equity funds				11,026,433
International equity				2,145,106
Fixed income				5,798,750
Balanced funds				202,653,358
Total assets at fair value				$837,359,010

13

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. equity funds	$246,691,118	$ –	$ –	$246,691,118
International equity	60,790,168	–	–	60,790,168
Fixed income	46,150,250	–	–	46,150,250
Balanced funds	185,370,266	–	–	185,370,266
Brokerage accounts:
Common stock:
Domestic	7,339,075	–	–	7,339,075
International	952,123	–	–	952,123
Mutual funds:
U.S. equity	1,872,634	–	–	1,872,634
International equity	593,106	–	–	593,106
Fixed income	718,256	–	–	718,256
Cash	3,198,611	–	–	3,198,611
Money market fund	71,329,108	–	–	71,329,108
Harley-Davidson Inc. Common Stock Fund	198,195,049	–	–	198,195,049
Total assets at fair value	$823,199,764	$ –	$ –	$823,199,764

6. Income Tax Status
The underlying Volume Submitter plan has received an advisory letter from the Internal Revenue Service (the IRS) dated March 31, 2008, stating that the form of the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2014-6 and 2011-49, the plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS Volume Submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the

14

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements (continued)

6. Income Tax Status (continued)
Plan and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.
7. Risk and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
8. Related-Party Transactions
The Plan holds shares of mutual funds managed by the trustee of the Plan. The Plan also invests in the common stock of Harley-Davidson, Inc. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

15

Supplemental Schedule

16

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 36-3826287 Plan Number: 001

December 31, 2014

	Number of	Current
Identity of Issuer and Description of Investment	Shares	Value

American Funds:
Europacific Growth R6	74,968	$3,530,265
Blackrock:
Lifepath Ret G	40,228	492,697
Lifepath 2020	64,620	832,503
Lifepath 2025	92,558	1,228,306
Lifepath 2030	56,141	763,521
Lifepath 2035	88,919	1,236,609
Lifepath 2040	45,622	647,182
Lifepath 2045	53,889	778,000
Lifepath 2050	18,723	275,298
Lifepath 2055	3,502	52,331
Columbia:
Acorn International Y	5,944	249,777
Eaton Vance:
Parametric Str Emerg Mkts A	9,871	103,246
Fidelity Management Trust Company:*
Contrafund K	83,000	8,125,753
Fidelity Institutional Money Market	3,394,715	3,394,715
Spartan 500 Index INST	92,739	6,756,996
Spartan 500 Index INV	133	9,690
Spartan EXT Market Index ADV	11,794	650,817

(continued on next page)

17

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 36-3826287 Plan Number: 001 (Continued)

December 31, 2014

	Number of	Current
Identity of Issuer and Description of Investment	Shares	Value

MFS:
Massachusetts Investors Trust R5	172,265	5,051,700
MFS Value R5	13,232	462,324
Morgan Stanley:
Mid Cap Growth I	236,162	9,297,703
PIMCO:
Real Return	17,253	211,182
Total Return Inst Fund	323,468	3,448,168
Royce:
Opportunity IS	27,663	377,325
Ridgeworth:
Mid Cap Value Equity	21,838	338,704
Janus:
Triton N	12,443	294,660
Vanguard:
FTSE All-World Index ADM	5,894	171,647
Total Bond Market ADM	15,249	165,766
Brokerage accounts		627,737
Participant loans* (varying maturities and interest		918,171
rates ranging from 4.25% to 10.25%)
Total investments		$50,492,793

*Represents a party in interest.

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